(all amounts are in U.S. dollars except where otherwise indicated)

Gildan Activewear Reports Third Quarter Results and Increases Full Year Adjusted EPS Guidance

•	Q3 GAAP diluted EPS of $0.52 and adjusted diluted EPS of $0.53, up 6% from the prior year

•	Q3 consolidated net sales of $716.4 million, in line with prior year

•	Gross margin of 31%, up 60 basis points over Q3 2016

•	Strong free cash flow of $150 million in the quarter, $353 million on a year-to-date basis

•	Company raises full year adjusted EPS guidance range to $1.70-$1.72, representing projected growth of 13% over the prior year

•	Free cash flow now projected to exceed $450 million

•	Company increases size of existing NCIB program

Montreal, Thursday, November 2, 2017 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced its results for the third quarter ended October 1, 2017, updated its full year guidance for 2017 and announced that it has increased the common share allotment of its current normal course issuer bid (NCIB) program.

The Company generated strong earnings per share growth during the third quarter, with EPS of $0.52 and adjusted EPS of $0.53, up 6% compared to the prior year. Stronger than expected adjusted EPS was due to more favourable product mix in Printwear, earnings contribution from the impact of the American Apparel transaction, and lower income taxes, partly offset by lower than expected Branded Apparel sales, reflecting the continuation of a challenging retail market. With stronger adjusted EPS year-to-date, the Company increased its full year guidance range for adjusted EPS to $1.70-$1.72, which at the mid-point of the range represents projected growth of 13% compared to last year. During the quarter, the Company continued to make good progress with the American Apparel integration, including the continued ramp up of production and the successful launch of the American Apparel consumer e-commerce platform. From a free cash flow perspective, Gildan continued to deliver strong free cash flow with approximately $150 million generated in the third quarter, bringing the total cumulative free cash flow year-to-date in excess of $350 million. As a result of increased profitability and stronger working capital management, the Company now expects its free cash flow for the full year to be in excess of $450 million, compared to its previous guidance of in excess of $425 million.

Consolidated Results
Consolidated net sales of $716.4 million in the third quarter ended October 1, 2017, were essentially flat compared to the prior year as Printwear sales growth of 4.1% was offset by a 6.9% decline in Branded Apparel sales compared to the third quarter of last year.

Consolidated gross margin in the third quarter came in at a strong 31.0%, reflecting a 60 basis point increase over the same period last year. The increase was mainly due to higher net selling prices and favourable product mix in Printwear, partly offset by unfavourable product mix in Branded Apparel, and higher raw material and other input costs compared to the third quarter of 2016 as we had forecasted.

Consolidated SG&A expenses as a percentage of sales were 13.2% in the third quarter compared to 12.1% in the same quarter last year, primarily due to the impact of the American Apparel acquisition. The Company generated a strong adjusted operating margin for the quarter of 17.8%, slightly down from 18.3% in the prior year quarter.

Net earnings for the three months ended October 1, 2017, amounted to $116.1 million, or $0.52 per share on a diluted basis, compared with net earnings of $114.4 million, or $0.49 per share on a diluted basis for the same period last year. Excluding the impact of after-tax restructuring and acquisition-related costs of $2.5 million in the quarter and $2.0 million in the prior year quarter, Gildan reported adjusted net earnings of $118.6 million, or $0.53 per share on a diluted basis for the third quarter of 2017, up from $116.4 million, or $0.50 per share on a diluted basis in the same quarter last year. The 6.0% increase in adjusted diluted EPS in the quarter was mainly driven by a higher gross margin, lower income taxes, and the benefit of share repurchases, partly offset by higher SG&A expenses due in part to the American Apparel acquisition.

Gildan generated strong free cash flow of $149.9 million in the third quarter bringing total free cash flow for the first nine months of 2017 to $353.3 million, up $96.8 million from $256.5 million in the same period last year. The increase was driven by higher earnings, working capital improvements, and lower capital expenditures compared to the first nine months of 2016. Capital expenditures of $18.7 million in the quarter and $61.2 million for the first nine months of the year were primarily for investments in textile capacity, distribution and garment dyeing expansion. Pursuant to its NCIB program, the Company repurchased 3,872,980 common shares at a total cost of $119.3 million during the third quarter and 9,829,852 common shares at a total cost of $276.6 million during the first nine months of the year. The Company ended the third quarter with net debt of $657.8 million and a leverage ratio of 1.1 times net debt to trailing twelve months adjusted EBITDA.

Segmented Operating Results
Printwear net sales for the third quarter of 2017 were $480.7 million, up $18.8 million, or 4.1% over the same period last year. The increase reflected a sales contribution of $15.4 million from the acquisition of American Apparel, continued strong growth in fashion and performance basics which contributed to favourable product mix, double digit unit sales volume growth in international markets, and higher net selling prices, partly offset by lower sales of basics.

Printwear segment operating income for the three months ended October 1, 2017, totaled $127.5 million, up 3.3% compared to $123.4 million for the same period last year. Printwear operating margin for the quarter was 26.5%, effectively in line with the third quarter last year. The benefit of higher net selling prices and favourable product mix mitigated the unfavourable impact of higher raw material and other input costs, as well as the impact of higher SG&A expenses primarily due to the acquisition of American Apparel.

Net sales for the Branded Apparel segment in the quarter were $235.7 million, down $17.4 million, or 6.9% compared to the third quarter of 2016, mainly due to weakness in the sock category, particularly in department stores and national chains, as well as the sporting goods channel, combined with the unfavourable impact from the transition to a new sock program at a mass-retailer. Lower sock sales in the quarter were partly offset by higher sales of Gildan® branded men’s underwear compared to the third quarter of 2016 and strong performance of activewear.

For the three months ended October 1, 2017, Branded Apparel generated operating income of $25.3 million compared to $29.5 million in the same quarter last year. Branded Apparel operating margin of 10.7% was down from 11.7% in the same quarter last year, primarily as a result of unfavourable product mix due to lower sales of higher-margin sock products.

Year-to-date sales and earnings
Consolidated net sales of $2,097.1 million in the first nine months of 2017 was up $99.9 million, or 5.0% compared to the same period last year, reflecting sales increases of 6.1% in the Printwear segment and 2.8% in Branded Apparel. The increase in consolidated net sales was mainly due to the impact of the 2016 acquisitions of Alstyle and Peds and the American Apparel acquisition which closed during the first quarter of 2017, as well as higher net selling prices, increased unit sales volumes of printwear fashion and performance products, and favourable product mix. These positive factors were partly offset by lower unit sales volumes of Printwear basics and Branded Apparel, particularly lower sock sales, as well as the planned exit of private label programs and the impact of unfavourable foreign exchange.

Gross margin for the nine months ended October 1, 2017, of 29.8% was up 160 basis points compared to the same period last year, driven by higher gross margins in both operating segments. The increase was mainly due to the positive net impact of net selling prices and manufacturing and raw material costs compared to the same period in the prior year. SG&A expenses as a percentage of sales for the first nine months of 2017 were 13.0%, up from 12.5% of sales in the same period last year, mainly due to the impact of acquisitions and other expenses, including higher receivable provisions. Consolidated adjusted operating margins in the first nine months of 2017 totaled 16.7%, up 100 basis points over the same period last year.

Net earnings for the first nine months of 2017 were $307.4 million, or $1.36 per share on a diluted basis, up from net earnings of $272.3 million, or $1.15 per share on a diluted basis for the same period last year. Before reflecting after-tax restructuring and acquisition-related costs in both years, adjusted net earnings were $319.3 million or $1.41 per share on a diluted basis in the first nine months of 2017, up 13.3% and 18.5%, respectively, compared to adjusted net earnings of $281.8 million or $1.19 per share on a diluted basis in the same period last year. The increase in adjusted net earnings was mainly due to the improvement in operating margins, the impact of acquisitions, and lower income taxes, partly offset by higher financial expenses. EPS and adjusted EPS growth also reflected the benefit of share repurchases.

Outlook
After reflecting third quarter earnings per share results and more tempered sales expectations for Branded Apparel in the current retail environment, the Company updated its guidance for the full year. Consolidated net sales growth for the full year is now projected to be in the mid to high single digit range compared to the Company's previous estimate of high single digit net sales growth. The Company continues to expect strong full year Printwear net sales growth in the high single digit range, while it is now projecting Branded Apparel net sales growth in the low single digit range versus its previous projection of high single digit growth, given current retail market conditions. Due to stronger adjusted EPS to date, the Company is now projecting adjusted diluted EPS for the full year to be in the range of $1.70 to $1.72, up 13% at the mid-point of the range compared to adjusted EPS of $1.51 in the prior year. This compares to the Company's previous guidance expecting adjusted diluted EPS to be at the high end of $1.60-$1.70. The Company also updated its expectation for adjusted EBITDA for 2017 to be in the range of $580 -$590 million, up from its prior estimate of adjusted EBITDA at the high end of the $555-$585 million guidance range. Full year capital expenditures continue to be projected to be approximately $100 million. Finally, as a result of stronger than previously anticipated profitability and working capital improvements, the Company is now projecting free cash flow in excess of $450 million for the year compared to its previous estimate of in excess of $425 million.

Declaration of quarterly dividend
The Board of Directors has declared a cash dividend of U.S. $0.0935 per share, payable on December 11, 2017 to shareholders of record on November 16, 2017. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal course issuer bid
The Company announced today that it has received approval from the Toronto Stock Exchange (TSX) to amend its current normal course issuer bid program (NCIB) in order to increase the maximum number of common shares that may be repurchased from 11,512,267 common shares, or 5% of the Company’s issued and outstanding common shares as at February 17, 2017 (the reference date for the NCIB), to 16,117,175 common shares, representing approximately 7.2% of the public float (or 7% of the Company’s issued and outstanding common shares) as at February 17, 2017. No other terms of the NCIB have been amended.

The NCIB, which began February 27, 2017 and will end no later than February 26, 2018, is conducted by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including pre-arranged crosses or by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada.

Under the TSX rules, any daily repurchases on the TSX are limited to a maximum of 131,732 common shares, which represents 25% of the average daily trading volume on the TSX for the six months ended January 31, 2017. In addition, Gildan may make, once per week, a block purchase of common shares not directly or indirectly owned by insiders of Gildan, in accordance with TSX rules. All shares purchased pursuant to the NCIB are canceled.

The automatic share purchase plan (the ASPP) entered into with a designated broker on March 24, 2017 also remains unchanged. The ASPP allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions or self-imposed trading blackout periods. Outside of the pre-determined blackout periods, common shares may be purchased under the NCIB based on the discretion of the Company’s management, in compliance with TSX rules and applicable securities laws.

During the period from February 27, 2017 to October 31, 2017, Gildan purchased a total of 11,203,252 common shares, representing 4.95% of the Company’s public float and 4.87% of the Company’s issued and outstanding common shares as at February 17, 2017, of which a total of 877,000 common shares were repurchased by way of private agreements with arm’s length third party sellers.

Gildan’s management and the Board of Directors believe the repurchase of the common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue complementary acquisitions.

Disclosure of outstanding share data
As at October 31, 2017, there were 219,414,970 common shares issued and outstanding along with 2,468,871 stock options and 114,466 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Conference call information
Gildan Activewear Inc. will hold a conference call to discuss third quarter 2017 results and its business outlook today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available on its corporate site at http://www.gildancorp.com/events. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 45755305#. A replay will be available for 30 days starting at 11:00 AM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering the same passcode.

Notes
This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 1, 2017 available at http://www.gildancorp.com/financials-and-filings#tab-Quarterly-Reports, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Certain minor rounding variances may exist between the condensed interim consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in US$ millions, except per share amounts or otherwise indicated)	Three months ended			Nine months ended
	October 1, 2017	October 2, 2016	Variation (%)	October 1, 2017	October 2, 2016	Variation (%)
Net sales	716.4	715.0	0.2%	2,097.1	1,997.2	5.0%
Gross profit	222.2	217.4	2.2%	624.2	562.8	10.9%
SG&A expenses	94.8	86.8	9.2%	273.4	249.6	9.5%
Restructuring and acquisition-related costs	2.5	2.0	25.0%	11.9	11.5	3.5%
Operating income	124.9	128.6	(2.9)%	339.0	301.7	12.4%
Adjusted operating income(1)	127.4	130.6	(2.5)%	350.9	313.2	12.0%
Adjusted EBITDA(1)	167.7	164.3	2.1%	472.1	421.1	12.1%
Financial expenses	6.0	6.0	n.m	18.3	13.8	32.6%
Income tax expense	2.7	8.3	(67.5)%	13.3	15.5	(14.2)%
Net earnings	116.1	114.4	1.5%	307.4	272.3	12.9%
Adjusted net earnings(1)	118.6	116.4	1.9%	319.3	281.8	13.3%

Basic EPS	0.52	0.49	6.1%	1.36	1.15	18.3%
Diluted EPS	0.52	0.49	6.1%	1.36	1.15	18.3%
Adjusted diluted EPS(1)	0.53	0.50	6.0%	1.41	1.19	18.5%

Gross margin	31.0%	30.4%	0.6 pp	29.8%	28.2%	1.6 pp
SG&A expenses as a percentage of sales	13.2%	12.1%	1.1 pp	13.0%	12.5%	0.5 pp
Operating margin	17.4%	18.0%	(0.6) pp	16.2%	15.1%	1.1 pp
Adjusted operating margin(1)	17.8%	18.3%	(0.5) pp	16.7%	15.7%	1.0 pp

Cash flows from operating activities	168.5	225.8	(25.4)%	414.2	367.3	12.8%
Free cash flow(1)	149.9	184.9	(18.9)%	353.3	256.5	37.7%

As at	October 1, 2017	January 1, 2017
Inventories	939.4	954.9
Trade accounts receivable	359.6	277.7
Net indebtedness(1)	657.8	561.8
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
n.m = not meaningful

SEGMENTED FINANCIAL DATA (UNAUDITED)

	Three months ended			Nine months ended
(in US$ millions, or otherwise indicated)	October 1, 2017	October 2, 2016	Variation (%)	October 1, 2017	October 2, 2016	Variation (%)
Segmented net sales:
Printwear	480.7	461.9	4.1%	1,406.4	1,325.3	6.1%
Branded Apparel	235.7	253.1	(6.9)%	690.7	671.9	2.8%
Total net sales	716.4	715.0	0.2%	2,097.1	1,997.2	5.0%

Segment operating income:
Printwear	127.5	123.4	3.3%	355.5	319.5	11.3%
Branded Apparel	25.3	29.5	(14.2)%	69.8	61.5	13.5%
Total segment operating income	152.8	152.9	(0.1)%	425.3	381.0	11.6%
Amortization of intangible assets, excluding software	(5.4)	(4.7)	14.9%	(15.8)	(13.4)	17.9%
Corporate expenses	(19.9)	(17.6)	13.1%	(58.6)	(54.4)	7.7%
Restructuring and acquisition-related costs	(2.5)	(2.0)	25.0%	(11.9)	(11.5)	3.5%
Total operating income	125.0	128.6	(2.8)%	339.0	301.7	12.4%

Non-GAAP Financial Measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Nine months ended
(in U.S.$ millions, except per share amounts)	October 1, 2017	October 2, 2016	October 1, 2017	October 2, 2016
Net earnings	116.1	114.4	307.4	272.3
Adjustments for:
Restructuring and acquisition-related costs	2.5	2.0	11.9	11.5
Income tax recovery on restructuring and acquisition-related costs	—	—	—	(2.0)
Adjusted net earnings	118.6	116.4	319.3	281.8
Basic EPS	0.52	0.49	1.36	1.15
Diluted EPS	0.52	0.49	1.36	1.15
Adjusted diluted EPS	0.53	0.50	1.41	1.19

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Nine months ended
(in U.S.$ millions, or otherwise indicated)	October 1, 2017	October 2, 2016	October 1, 2017	October 2, 2016
Operating income	124.9	128.6	339.0	301.7
Adjustment for:
Restructuring and acquisition-related costs	2.5	2.0	11.9	11.5
Adjusted operating income	127.4	130.6	350.9	313.2

Operating margin	17.4%	18.0%	16.2%	15.1%
Adjusted operating margin	17.8%	18.3%	16.7%	15.7%

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Nine months ended
(in U.S.$ millions)	October 1, 2017	October 2, 2016	October 1, 2017	October 2, 2016
Net earnings	116.1	114.4	307.4	272.3
Restructuring and acquisition-related costs	2.5	2.0	11.9	11.5
Depreciation and amortization	40.4	33.6	121.2	108.0
Financial expenses, net	6.0	6.0	18.3	13.8
Income tax expense	2.7	8.3	13.3	15.5
Adjusted EBITDA	167.7	164.3	472.1	421.1

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended		Nine months ended
(in U.S.$ millions)	October 1, 2017	October 2, 2016	October 1, 2017	October 2, 2016
Cash flows from operating activities	168.5	225.8	414.2	367.3
Cash flows used in investing activities	(32.0)	(88.3)	(176.5)	(267.6)
Adjustment for:
Business acquisitions	13.4	47.4	115.6	156.8
Free cash flow	149.9	184.9	353.3	256.5

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	October 1, 2017	January 1, 2017
Long-term debt and total indebtedness	705.0	600.0
Cash and cash equivalents	(47.2)	(38.2)
Net indebtedness	657.8	561.8

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses, and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

(in $ millions, or otherwise indicated)	October 1, 2017	January 1, 2017
Adjusted EBITDA for the trailing twelve months	574.4	523.8
Adjustment for:
Business acquisitions	1.8	12.5
Pro-forma adjusted EBITDA for the trailing twelve months	576.2	536.3
Net indebtedness	657.8	561.8
Net debt leverage ratio	1.1	1.0

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to adjusted diluted earnings per share, net sales, adjusted EBITDA, free cash flow, and capital expenditures. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the three and nine months ended October 1, 2017 and for the fiscal year ended January 1, 2017 for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing new product introductions, increasing capacity, implementing cost reduction initiatives, and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively, including competition with established brands and private label brands sold by our customers;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibers, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social, and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;

•	changes to domestic tariffs and international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third- party contractors;

•	changes in third party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer and marketer of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe®, Anvil®, Comfort Colors®, American Apparel®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Peds®, MediPeds®, and Therapy Plus™ brands. Sock products are also distributed through the Company’s exclusive U.S. sock license for the Under Armour® brand, and a wide array of products are also marketed through a global license for the Mossy Oak® brand. The Company's products are sold in two primary markets, namely the printwear and retail markets. The Company distributes its products in printwear markets in the U.S., Canada, Europe, Asia-Pacific, and Latin America. In retail markets, the Company sells its products to a broad spectrum of retailers primarily in the U.S. and Canada and also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. These facilities are strategically located to efficiently service the quick replenishment needs of Gildan's customers. With over 48,000 employees worldwide Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive corporate social responsibility program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuinegildan.com, respectively.

Investor inquiries:
Sophie Argiriou
Vice President, Investor Communications
(514) 343-8815
sargiriou@gildan.com

Media inquiries:
Genevieve Gosselin
Director, Corporate Communications and Marketing
(514) 343-8814
ggosselin@gildan.com

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